August 16, 2007	direct phone: 515-242-2459 direct fax: 515-323-8559 email: bandstra@brownwinick.com

Pamela A. Long
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prairie Creek Ethanol, LLC
Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2
Filed July 25, 2007
File No. 333-141585

Dear Ms. Long:

We are in receipt of your letter dated August 8, 2007 providing comments on Pre-Effective Amendment No. 2 to our registration statement on Form SB-2 as filed on July 25, 2007. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses.

Subscription Procedures, page 1

1.  We note your statement that “the Company’s membership units will be issued and sold, if at all, only after a subscriber’s note has been fully funded” in response to comment 2 of our letter dated June 22, 2007. Please revise throughout your prospectus to clarify that you may call the promissory notes’ outstanding balances after you have subscriptions for the minimum aggregate offering amount, rather than after you “sell” such amount.

RESPONSE: The prospectus has been revised as requested.

2.  It also remains unclear to us the extent to which outstanding units may secure payment of subscriptions for additional units. Please revise to clarify the effect the security agreement would have in the event of a default on the promissory note.

RESPONSE: The prospectus has been revised to clarify that the security interest will only attach to membership units that the subscriber already owns or that the subscriber acquires by payment in full under a separate security agreement.

August 16, 2007

Federal Income Tax Consequences of Owning Our Units, page 76

3.  We note that you have obtained a short form tax opinion, which has been filed as Exhibit 8.1 to your registration statement. Accordingly, the disclosure in this section must be the opinion of counsel with respect to all material tax consequences and not merely a summary or description of t he opinion as to the material tax consequences of the proposed offering. Please revise these references accordingly, for instance in the first paragraph on page 76 and in the fourth paragraph of the exhibit filing, and to clearly identify those portions of the discussion that constitute the opinion of counsel.

RESPONSE: The prospectus and exhibit have been revised as requested. Revised Exhibit 8.1 is being filed herewith.

Additional Changes/Updates by the Registrant

The Registrant would like to direct the Commission's attention to additional updates and changes to Pre-Effective Amendment No. 3 as follows:

The Registrant has updated its financial statements to include the period ended June 30, 2007.
The Registrant has amended and restated its escrow agreement, which is filed herewith as Exh. 4.3. The amendment reflects that escrow fees will be paid from the Registrant’s seed capital proceeds rather than interest earned on the escrowed funds even in the event funds are returned to the subscribers. Corresponding revisions have been made to the prospectus.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Very truly yours,
/s/ Valerie D. Bandstra
Valerie D. Bandstra
VDB:ged